Exhibit 99.1

TSX: BEZ
ASX: BEZ

Media release - for immediate release

Besra takes flight - a new direction for Olympus Pacific Minerals

Toronto, 20  November 2012: Besra  is the new name for Olympus Pacific Minerals. After twenty years operating as Olympus Pacific Minerals Inc it is time for a change. Why a SE Asia based gold mining company should be named after a mountain in Greece is one of those strange “it just ended up that way” kind of anomalies.  With a bold and bright expansion plan ahead of it, the company felt it was the right  time to adopt a new name. An appropriate name, one that refers to the region in which the company operates and the traits to which it aspires. Besra is that name.

Continuing the explanation for the re-brand, Chief Executive Officer John Seton said, “A Besra is a bird of prey indigenous to the regions in SE Asia in which we operate.  A tenacious, fast flying hawk with acute vision;  traits to which we as a company aspire.  We are embarking on a new key stage of our development plan.  We’ve already successfully made the shift from exploration to producer which, for many companies, has proved difficult - but we’ve done it. Our two operating gold mines in Vietnam are continuing to deliver ounces, we’re increasing throughput and achieving higher recovery rates. Which means cashflow.”

“So now we’re committed to bringing our big goldfield project in East Malaysia online and become a truly significant gold producer.  Besra is the company that will do that. We’ve got a great team, we’ve got great projects and we’re about to take flight.  Bau in East Malaysia  is going to be a game changer for us. We believe Besra is truly an exciting opportunity for investors looking for undervalued growth companies in the gold sector.“

Besra Gold Inc
John A G Seton
Chief Executive Officer

For further information contact:
James W Hamilton
Vice President
Investor Relations
Tel:           +1-416-572-2525
TF:           +1-888-902-5522
TF:           +61 800-308-602 (Australia)
E:              ir@besra.com
W:            besra.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.